UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 8-K
CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported):  November 9, 2018

OWENS REALTY MORTGAGE, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-35989	46-0778087
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

2221 Olympic Boulevard
Walnut Creek, California		94595
(Address of Principal Executive Offices)		(Zip Code)
Registrant's telephone number, including area code: (925) 935-3840
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On November 7, 2018, Owens Realty Mortgage, Inc., a Maryland corporation ("ORM"), Ready Capital Corporation, a Maryland corporation ("Ready Capital"), and ReadyCap Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the terms and conditions therein, ORM will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company (the "Merger").

Under the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.01 per share, of ORM (the "ORM Common Stock") issued and outstanding immediately prior to the Effective Time (excluding any cancelled shares) will be converted into the right to receive from Ready Capital a number of shares of common stock, par value $0.0001, of Ready Capital (the "Ready Capital Common Stock") equal to the exchange ratio (the "Exchange Ratio"), which will be 1.441 subject to adjustment as provided in the Merger Agreement. The Merger Agreement provides that ORM and Ready Capital will pay a special dividend in cash on the last business day prior to the closing of the Merger with a record date that is three business days before the payment date. Cash will be paid in lieu of fractional shares of Ready Capital Common Stock that would have been received as a result of the Merger.

The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, (a) the registration and listing of the shares of Ready Capital Common Stock that will be issued in connection with the Merger, (b) the approval of the issuance of the Ready Capital Common Stock in connection with the Merger by the affirmative vote of a majority of the votes cast at a meeting of Ready Capital stockholders ("Ready Capital Stockholder Approval"), (c) the approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of ORM Common Stock entitled to vote on the Merger ("ORM Stockholder Approval"), (d) the delivery of certain documents and consents, (e) the representations and warranties of the parties being true and correct, subject to the materiality standards contained in the Merger Agreement, and (f) the absence of a material adverse effect with respect to either Ready Capital or ORM.

The Merger Agreement contains customary representations, warranties and covenants by the parties. The representations and warranties of the parties are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by Ready Capital on one hand and ORM on the other hand and were made solely for purposes of the contract among the parties. The representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties are primarily intended to establish circumstances in which either of the parties may not be obligated to consummate the Merger, rather than establishing matters as facts.

The Merger Agreement provides for reciprocal "no-shop" provisions, which prohibit Ready Capital, ORM and their respective subsidiaries from, among other things, (a) initiating, soliciting or knowingly encouraging the making of a competing proposal; (b) engaging in any discussions or negotiations with any person with respect to a competing proposal; (c) furnishing any non-public information regarding them or any of their subsidiaries, or access to their properties, assets or employees in connection with a competing proposal; (d) entering into a letter of intent or agreement in principle with respect to a competing proposal or (e) effecting a change of recommendation. The no-shop provisions are subject to certain exceptions as more fully described in the Merger Agreement, including the ability of a company to engage in the foregoing activities under certain circumstances in the event that a company receives a bona fide, unsolicited competing proposal.

At any time prior to obtaining the requisite stockholder approval, under specified circumstances, the board of directors of each of Ready Capital and ORM may change its recommendation regarding the Merger or the issuance of Ready Capital Common Stock in connection with the Merger, as applicable, and with respect to ORM, if such change of recommendation is made in response to a proposal that the ORM board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) is a "superior proposal," after taking into account any adjustment to the terms and conditions of the Merger proposed by Ready Capital, ORM may terminate the Merger Agreement to accept such superior proposal upon payment of the termination fee described below.

The Merger Agreement contains certain termination rights for both Ready Capital and ORM, including if the Merger is not completed on or before May 7, 2019, the failure to obtain the requisite stockholder approvals, a change of recommendation of a company's board of directors and breaches of certain covenants. In the event of a termination of the Merger Agreement under certain circumstances, including a change of recommendation or, in the case of ORM, to accept a superior proposal, either Ready Capital or ORM, as applicable, would be required to pay the other party a termination fee of $10,000,000 or $8,000,000, respectively. In addition, upon termination of the Merger Agreement by Ready Capital or ORM under specified circumstances, either Ready Capital or ORM would be required to pay the other party an agreed expense amount of $1,000,000.

In the Merger Agreement, Ready Capital has agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the board of directors of Ready Capital is increased by one member, and Gilbert E. Nathan, who is a director of ORM, is appointed to the board of directors of Ready Capital. If Mr. Nathan is unable or unwilling to serve on the board of directors of Ready Capital, then a substitute may be designated by ORM in the manner specified in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 5.01. Changes in Control of Registrant.

The information provided in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed Merger, Ready Capital expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") containing a joint proxy statement/prospectus and other documents with respect to the proposed Merger. The joint proxy/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, ORM AND THE PROPOSED MERGER.

Stockholders of Ready Capital and ORM may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed with the SEC  by ORM or Ready Capital (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by ORM with the SEC are also available free of charge on ORM's website at www.owensmortgage.com. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Ready Capital, ORM and their respective directors, executive officers and certain other members of management and employees of Ready Capital and ORM may be deemed to be participants in the solicitation of proxies from Ready Capital's and ORM's stockholders in respect of the proposed Merger. Information regarding Ready Capital's directors and executive officers can be found in Ready Capital's definitive proxy statement filed with the SEC on April 30, 2018 and Ready Capital's most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2017. Information regarding ORM's directors and executive officers can be found in ORM's definitive proxy statement filed with the SEC on June 8, 2018 and ORM's most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2017. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Merger if and when they become available. These documents are available free of charge on the SEC's website and from Ready Capital or ORM, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute "forward-looking statements," as such term is defined in Section 27A of the the Securities Act and Section 21E of the Exchange Act and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on current expectations and beliefs of Ready Capital and ORM and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; neither Ready Capital nor ORM can give any assurance that its expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain stockholder approvals relating to the Merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the Merger; fluctuations in the adjusted book value per share of the shares of both Ready Capital and ORM; risks related to disruption of management attention from the ongoing business operations due to the proposed Merger; the effect of the announcement of the proposed Merger on Ready Capital's and ORM's operating results and businesses generally; the outcome of any legal proceedings relating to the Merger; changes in future loan acquisition and production; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and ORM; and other factors, including those set forth in the Risk Factors section of Ready Capital's and ORM's most recent Annual Reports on Form 10-K and other reports filed by Ready Capital and ORM with the SEC, copies of which are available on the SEC's website, www.sec.gov. Neither Ready Capital nor ORM undertakes any obligation to update these statements for revisions or changes after the date of this report, except as required by law.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated November 7, 2018, by and among Ready Capital Corporation, ReadyCap Merger Sub, LLC and Owens Realty Mortgage, Inc.*

* Schedules omitted pursuant to Item 60l(b)(2) of Regulation S-K. ORM agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OWENS REALTY MORTGAGE, INC., a Maryland corporation

Date: November 9, 2018	By: /s/ Bryan H. Draper
Name: Bryan H. Draper
Title: President and Chief Executive Officer